Exhibit 99.1

MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario) (the “Act”)
Section 85 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of the Securities Act (Newfoundland)

TO:	Provincial securities commissions and securities regulatory authorities

1.	Reporting Issuer

GT Group Telecom Inc. (the “Company”) 20 Bay Street, Suite 700, Toronto, Ontario M5J 2N8

2.	Date of Material Change

June 27, 2001

3.	Press Release

Attached as Schedule “A” is a copy of a press release which is, in part, relevant to this material change report and which was issued on June 27, 2001 in Toronto, Ontario.

4.	Summary of Material Change

As part of an agreement announced last year, the Company has received delivery from 360networks of 11,532 route kilometres (38,234 fibre strand kilometres) of dark fibre in Canada and the United States.

5.	Full Description of Material Change

As part of an agreement announced last year, the Company has received delivery from 360networks of 11,532 route kilometres (38,234 fibre strand kilometres) of dark fibre in Canada and the United States. The dark fibre will provide additional capacity and connectivity to the Company’s metropolitan fibre networks located in all of Canada’s major cities. In addition, the fibre will connect the Company’s Canadian network with U.S. cities and border crossings in Seattle, Chicago, Detroit and Buffalo. Under the terms of a revised agreement, the Company paid $31 million in addition to its previous $32 million deposit for the long haul fibre, and cancelled its previous commitments for fibre in Canada and the United States for savings of approximately $214 million. The routes purchased under the revised agreement complete the

Company’s cross-Canadian network at a significant reduction in costs compared to the original agreement. In addition, the Company has purchased from 360networks and received delivery of approximately $13 million of metropolitan ducts to expand its growing local service business.

6.	Reliance on Section 75(3) of the Act

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officers

For further information regarding the material change, please contact: Robert Fabes GT Group Telecom Inc., 20 Bay Street, Suite 700, Toronto, Ontario M5J 2N8 Telephone: 416-848-2000

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. DATED at Toronto, Ontario, this 29th day of June, 2001.

By:	/s/ Robert Fabes

Robert Fabes Senior Vice President, General Counsel and Corporate Secretary

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06-270460
   News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors: Group Telecom completes purchase of coast to coast Canadian long haul fibre network

     TORONTO, June 27 /CNW/ — GT Group Telecom Inc, (NASDAQ: GTTLB, TSE: GTG.A, GTG.B) announced today that, as part of an agreement announced last year, it has received delivery from 360networks of 11,532 route kilometres (38,234 fibre strand kilometres) of dark fibre in Canada and the United States. The dark fibre will provide additional capacity and connectivity to Group Telecom’s metropolitan fibre networks located in all of Canada’s major cities. In addition, the fibre will connect Group Telecom’s Canadian network with US cities and border crossings in Seattle, Chicago, Detroit and Buffalo.

     “Our coast to coast fibre network allows Group Telecom to expand its metropolitan telecommunication business by providing high capacity transport for Group Telecom’s data, application and voice services,” said Robert Wolfe, President and Chief Operating Officer of Group Telecom. “We are pleased to complete this important step in the development of our network infrastructure. The long haul fibre we have purchased will be lit with dense wave division multiplexing (DWDM) technology, which enables very high capacity connections on multiple wavelengths. This new national fibre network will be a highly valuable resource for our customers to connect across Canada.”

     Under the terms of a revised agreement, Group Telecom paid $31 million in addition to its previous $32 million deposit for the long haul fibre, and cancelled its previous commitments for fibre in Canada and the United States. In addition, Group Telecom has purchased from 360networks approximately $13 million of metropolitan ducts to expand its growing local service business.

     Group Telecom is Canada’s largest independent, facilities-based telecommunications service provider, with a national fibre-optic network linked by 250,947 strand kilometres of fibre-optics, as at March 31, 2001. Group Telecom’s unique backbone architecture is built with technologies such as Gigabit Ethernet for delivery of enhanced network performance and Synchronous Optical Network (SONET) for the highest level of network reliability. Group Telecom offers next-generation high-speed data, Internet applications and voice services, delivering enhanced communication solutions to Canadian businesses. Group Telecom operates with local offices in 17 markets across nine provinces in Canada. Group Telecom’s national office is in Toronto.

     For more information about Group Telecom, visit our website at www.gt.ca.

     Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Group Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

     %SEDAR: 00013867E

     -0-               06/27/2001

     /For further information: Media: Nora Lacey, Corporate Communications, Group Telecom, (416) 996-0021, pr(at)gt.ca; Analysts/Investors: Michael Minnes, Investor Relations, Group Telecom, (416) 848-2456, investor(at)gt.ca/
     (GTG.A. GTG.B. GTTLB)

CO: Group Telecom
ST: Ontario
IN:TLS
SU:
CNW 17:38e 27-JUN-01